UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

1.	Name of the Registrant:

The Walt Disney Company

2.	Name of Person Relying on Exemption:

ValueAct Capital Management, L.P.

3.	Address of Person Relying on the Exemption:

One Letterman Drive

Building D, Fourth Floor

San Francisco, CA 94129

4.	Written Material. The following written materials are attached hereto and as Exhibit 99.1:

Presentation, dated March 2024. See Exhibit 99.1.

* * *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. ValueAct Capital Management, L.P. (together with its affiliates, “ValueAct Capital”) is not able to vote your proxies, nor does this communication contemplate such an event. DO NOT send ValueAct Capital your proxy card. The cost of this filing is being borne entirely by ValueAct Capital.

Exhibit 99.1 ValueAct’s Take on Disney March 2024 1

Disclaimer This document has been prepared by ValueAct Capital Management, L.P. (“ValueAct Capital”). ValueAct Capital provides investment advisory services to private investment funds, which have an economic interest in the securities discussed herein. This document is for informational purposes only and should not be construed as investment advice for any person or entity. This document should not be relied upon for making an investment decision, including any decision to buy or sell any securities discussed herein. The views expressed herein reflect the views and subjective opinions of ValueAct Capital only through the date of the presentation and are subject to change at any time. Certain financial information and other data used in this document has been derived or obtained from sources that are considered reliable but are not guaranteed. ValueAct Capital reserves the right to change any of its opinions expressed in this document at any time as it deems appropriate and ValueAct Capital disclaims any obligation to correct, update or revise this document or to otherwise provide any additional materials to any recipient of this document. ValueAct Capital has not sought or obtained consent from any third party to use any of the statements or information that was obtained or derived from a third party, and the inclusion of such third-party statements or information should not be viewed as indicating the support of such third party. For the avoidance of doubt, this document has not been endorsed by The Walt Disney Company (“Disney”). ValueAct Capital recognizes that there may be information in the possession of Disney that could lead ValueAct Capital to change its opinions expressed in this document or could lead Disney or others to disagree with ValueAct Capital’s opinions. This document may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect ValueAct Capital’s views with respect to, among other things, future events and financial performance, and actual results may vary materially from the results discussed in this document. Forward-looking statements can be identified by the use of forward-looking terminology, such as “may,” “will,” “should,” “expect,” “anticipate,” “target,” “project,” “estimate,” “intend,” “continue” or “believe,” or the negatives thereof or other variations thereon or comparable terminology. Forward-looking statements are subject to various risks and uncertainties and assumptions and there can be no assurance that any idea or assumption contained in this document is, or will be proven, correct. Due to various risks and uncertainties, actual events or results may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements should not be regarded as a representation by ValueAct Capital that the future plans, estimates or expectations contemplated will ever be achieved. Under no circumstances is this document to be used or considered as an offer to sell or a solicitation of an offer to buy any security, including, without limitation, any interest in any fund managed by ValueAct Capital. Any offer to purchase an interest in a ValueAct Capital fund would only be made at the time a qualified offeree receives the Confidential Memorandum of such fund. The terms of any investment in the ValueAct Capital funds shall be governed by the constituent documents for the relevant fund, which expressly do not include this document. Any investment in the funds is speculative and involves substantial risk, including the risk of losing all or substantially all of such investment. Through this document, ValueAct Capital is stating how it intends to vote at the next annual general meeting and the reasons therefor, and is not soliciting any proxy 2 in connection with that meeting.

Who is ValueAct? 3

We Have a Network Built by Serving on 47 Public Boards * 4 * Indicates BOD observation rights.

We Collect Lessons Learned into a “Toolkit” Human Capital Corporate & Compensation Identity “The learn-it-all CEO Succession Capital & Org Design Structure will always do better than the know-it-all” Role in Society Strategy & Sustainability Satya Nadella, Microsoft CEO Financial Planning & Analysis 5

ValueAct’s Track Record in Media and Technology Investments Media Technology Videogames Sports Betting Theme Parks 6

What is ValueAct’s Disney Thesis? 7

Investment Thesis

1. Lean Into Parks

2. Move Beyond the Streaming Wars...
    a. Bigger Bundles
    b. Better Consumer Experiences
    c. Better Advertising Technology
    d. Work with the other Studios to test new ideas and create win/wins!

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Lean Into Parks 1 Theme Parks Are a Growth Business Massive Investment At High and Improving Leading to Durable Capacity… Returns on Capital… Earnings Growth FYE 9/30, $Billions FYE 9/30, $Billions Return on Capital (Segment EBIT / Assets) Segment Adj. EBIT Segment Assets +$17 Billion 21% +10.4% 15% 12% 10% 8% Covid 9 Sources: Public company filings, VAC Analysis $16 2007 2011 $20 2015 $26 2019 $33 2023 $34 2007 2011 2015 2019 2023 FY05 $1.2 $1.5 FY06 FY07 $1.7 $1.9 FY08 FY09 $1.4 $1.3 FY10 FY11 $1.6 $1.9 FY12 FY13 $2.2 $2.7 FY14 FY15 $3.0 $3.3 FY16 FY17 $3.8 $4.5 FY18 FY19 $4.9 -$1.7 FY20 FY21 -$2.2 $5.1 FY22 FY23 $7.0

Lean Into Parks 1 Disney Genie Service is Launched October 2021 Parks and Consumer Products provide... § An “Extra Window” for monetizing characters and story IP § With Technology as a positive tailwind 10

Move Beyond the Streaming Wars 2 Current DTC Video Value Chain Volume of DTC options creates Consumer confusion and requires each Content Owner to compete on every vector of differentiation. Video Value Chain Legacy & vMVPD Consumer Vectors of Differentiation § Latest Hit Show § Depth of Library § Price § CAC Spend / Promotions § Infrastructure Cost § Churn Mitigation 11

2 Move Beyond the Streaming Wars

Us vs Them: Studios vs Netflix

Disney and other Studios have common problems, common solutions, and a common competitor…

Existing Media Landscape

	The Walt Disney Company	Warner Bros. Discovery	NBCUniversal	Paramount	NETFLIX
Streaming Profits[1] *(2024E)*	~$0 Billion	~$0 Billion	~$(2) Billion	~$(1) Billion	~$10 Billion
Tent pole Franchises	Pixar, Star Wars, Marvel, Avatar	DC, Harry Potter	Fast & Furious, Despicable Me, Jurassic Park	Star Trek, SpongeBob SquarePants, Teenage Mutant Ninja Turtles	✗
Broadcast & Linear Profits[1]	abc ~$5 Billion	✗ ~$8 Billion	NBC ~$6 Billion	CBS ~$4 Billion	✗
Sports and News	ESPN, abc NEWS	CNN, TNT	NBC News, NBC Sports, CNBC, MSNBC, NBC Sports Regional Networks	CBS News, CBS Sports	✗
Creative Friendly	✓	✓	✓	✓	✗

Sources: Wall Street Equity Research, VAC Estimates
1. Profits represent equity research EBITDA estimates

12

Key Lesson from ValueAct’s Portfolio 13

The NYT Bundle Drives Engagement Global Time Spent for NYT Owned Apps The Athletic NYT Games NYT Cooking NYT News Jan- Feb- Mar- Apr- May- Jun- Jul- Aug- Sep- Oct- Nov- Dec- Jan- Feb- Mar- Apr- May- Jun- Jul- Aug- Sep- Oct- Nov- Dec- Jan- Feb- Mar- Apr- May- Jun- Jul- Aug- Sep- Oct- Nov- Dec- Jan- Feb- Mar- Apr- May- Jun- Jul- Aug- Sep- Oct- Nov- Dec- 20 20 20 20 20 20 20 20 20 20 20 20 21 21 21 21 21 21 21 21 21 21 21 21 22 22 22 22 22 22 22 22 22 22 22 22 23 23 23 23 23 23 23 23 23 23 23 23 14 Source: YipitData

What has happened? 15

Disney has Leaned Into Parks and deepened its bench of media, technology, and capital allocation experts to help Move Beyond the Streaming Wars $60B Parks Investment New Board Directors ValueAct Agreement September 2023 November 2023 January 2024 16 Sources: Company press releases, Variety

Disney has also taken key steps on the path to creating bigger bundles… Consolidated Hulu Stake Hulu / Disney+ Integration $1.5B investment in Epic November 2023 December 2023 February 2024 17 Sources: Company press releases

…and has started to work with other studios to test new ideas and create win/wins. ESPN, Fox, and Warner Bros. Sports Collaboration February 2024 18 Sources: Company press releases

Why Did We Commit Our Votes for the Board and Leadership? § We have a thesis, informed by our Network and Toolkit 1 § We have a positive collaboration – LOTS of learning and teaching – well underway 2 § We have tangible evidence of progress 3 “As legacy technologies transition to digital platforms, we believe Disney can lead the media industry forward. We could not be more excited to partner with Bob and the Board to help create long-term sustainable shareholder value.” Mason Morfit, ValueAct Capital Co-CEO and CIO 19